Dave Neville
Attorney at Law                                       Telephone: (805) 640-6468
111 West Topa Topa Street                            Facsimile:  (805) 669-4462
Ojai, California 93023                               Email: dave_n@scglobal.net

July 26, 2006

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Babette Cooper

         Re:      National Healthcare Technology, Inc.
                  Form 8-K/A
                  Filed June 14, 2006

Dear Ms. Cooper:

I write to respond to your comments in your letter dated July 14, 2006 in regards to the abovereferenced matter.

Comments 1, 2, 3, 4
-------------------

The alphabetized paragraphs have been amended to read as follows:

         A. The Company improperly recorded a $200,000 escrow deposit and related liability as an asset in the period ended September 30, 2005. The effect of this adjustment is to properly reflect prepaid expense and other current assets and additional paid-in-capital. The escrow deposit was initially recorded as a debit to escrow deposit and a credit to additional paid in capital. The transaction should not have originally been reported and was reversed out in the adjustment.

         B. The Company incorrectly recorded $278,800 of advances from a related party in the period ended September 30, 2005. The effect of this adjustment is to properly reflect note payable - related party in the amount of $328,940 as opposed to $50,140 as originally recorded.

         C. The Company incorrectly recorded $98,912 of deferred stock compensation and related amortization expense in conjunction with the issuance of stock options and warrants in the period ended September 30, 2005. The effect of this adjustment is to properly reflect deferred stock compensation in the amount of $0 as opposed to $89,256 as originally reported and amortization expense for the period in the amount of $0 as opposed to $3,811 as originally reported.

         D. The Company failed to record certain technology license royalty expenses of $1,764 in the period ended September 30, 2005. The effect of this adjustment is to properly reflect a technology royalty expense as opposed to $0 technology royalty expense as originally reported.

         E. The Company failed to accrue $45,000 of professional fees in the period ended September 30, 2005. The effect of this adjustment is to increase professional fees for the period ended September 30, 2005, by approximately $45,000.

         F. Additionally, there are various other significant adjustments to the individual accounts that are not disclosed herein due to the fact the adjustments represent reclassifications with other accounts.

Comment 5
---------

The last paragraph of the amended Form 8-K/A has been amended to read as follows:

         As a result of these errors, the Company amended its financial statements and footnotes for the three months ended September 30, 2005. The Company filed an amended Form 10-QSB for the three months ended September 30, 2005 on June 8, 2006. Said amended Form 10-QSB restates the consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows, to reflect such corrections and reclassifies certain operating expenses for the purposes of financial statement presentation. Additionally, said amended Form 10QSB restates the footnotes related to such corrections and management's report on internal controls over financial reporting, which reflects the Company's material weakness in internal controls over financial reporting.

Proposed revised 8-K/A is attached hereto.

Very truly yours,

/s/ Dave Neville
----------------
Dave Neville
DLN\dn
enclosure

cc:      Client


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



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 8-K/A
                                 CURRENT REPORT
         Pursuant to Section 13 or 15(d) of the Securities Exchange Act
                                  May 22, 2006
                                 Date of Report
                        (Date of Earliest Event Reported)

                      NATIONAL HEALTHCARE TECHNOLOGY, INC.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

          Colorado                   0-28911                    91-1869677
          --------                   -------                    ----------
(State or other jurisdiction     (Commission File            (IRS Employer
      of incorporation)             Number)                Identification No.)


                          1660 Union Street, Suite 200
                           San Diego, California 92101
                    (Address of principal executive offices)

                                 (619) 398-8470
                          Registrant's telephone number

                         21800 Oxnard Street, Suite 440
                            Woodland Hills, CA 91367
                         Former name and former address

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the
following   provisions  (see  General  Instruction  A.2.  below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

In preparing National Healthcare Technology, Inc.'s (the "Company") Form 10-KSB for the year ended December 31, 2005, filed on May 22, 2006, between May 16, 2006, and May 21, 2006, the Company discovered errors in the Company's Form 10-QSB for the three months ended September 30, 2005, filed on February 1, 2006. Though not an inclusive list, below is a list of the more material errors discovered in preparing the 10-KSB requiring adjustment:

A. The Company improperly recorded a $200,000 escrow deposit and related liability as an asset in the period ended September 30, 2005. The effect of this adjustment is to properly reflect prepaid expense and other current assets and additional paid-in-capital. The escrow deposit was initially recorded as a debit to escrow deposit and a credit to additional paid in capital. The transaction should not have originally been reported and was reversed out in the adjustment.

B. The Company incorrectly recorded $278,800 of advances from a related party in the period ended September 30, 2005. The effect of this adjustment is to properly reflect note payable - related party in the amount of $328,940 as opposed to $50,140 as originally recorded.

C. The Company incorrectly recorded $98,912 of deferred stock compensation and related amortization expense in conjunction with the issuance of stock options and warrants in the period ended September 30, 2005. The effect of this adjustment is to properly reflect deferred stock compensation in the amount of $0 as opposed to $89,256 as originally reported and amortization expense for the period in the amount of $0 as opposed to $3,811 as originally reported

D. The Company failed to record certain technology license royalty expenses of $1,764 in the period ended September 30, 2005. The effect of this adjustment is to properly reflect a technology royalty expense as opposed to $0 technology royalty expense as originally reported.

E. The Company failed to accrue $45,000 of professional fees in the period ended September 30, 2005. The effect of this adjustment is to increase professional fees for the period ended September 30, 2005, by approximately $45,000.

F. Additionally, there are various other significant adjustments to the individual accounts that are not disclosed herein due to the fact the adjustments represent reclassifications with other accounts.

These errors in the Company's Form 10-QSB for the three months ended September 30, 2006, and their effect on our financial statements were discussed between the Company's chief executive officer and the Company's independent accountant during the audit of the Company's 10-KSB. Though the full extent of the errors were not realized until the Form 10-KSB for the year ended December 31, 2005, was completed, management had concluded by May 16, 2006, that the financial statements included in the Company's 10-QSB for the period ended September 30, 2005, should not be relied upon and would need to be restated.

Based on these discussions, the Board of Directors of the Company on May 22, 2006, approved management's recommendation that the Company's financial statements for the three months ended September 30, 2005 and for the period from January 27, 2005 (inception) through September 30, 2005 be restated. In light of such restatement, the financial statements and related footnotes should no longer be relied upon.

As a result of these errors, the Company filed an amended Form 10-QSB for the three months ended September 30, 2005, on June 8, 2006. Said amended Form 10-QSB restates the consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows, to reflect such corrections and reclassifies certain operating expenses for the purposes of financial statement presentation. Additionally, said amended Form 10QSB restates the footnotes related to such corrections and management's report on internal control over financial reporting, which reflects the Company's material weakness in internal control over financial reporting during the period. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National  Healthcare  Technology, Inc.

By: --------------------------------
Chief Executive Officer

Date:            , 2006



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